	January	February
OPERATING ACTIVITIES		
Net Income	$ (45,455.08)	$ (56,616.35)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	$ -	
Money In Transit		
Prepaid Expenses	$ (1,071.72)	$ 928.24
Brex		
Accrued Expenses	$ (12,398.46)	
Payroll Liability	$ -	$ -
Reimbursement Liability		
Unearned Revenue		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ (13,470.18)**	**$ 928.24**
Net cash provided by operating activities	**$ (58,925.26)**	**$ (55,688.11)**
FINANCING ACTIVITIES		
Notes Payable - Bronson (Preincorporation)		
Additional Paid-in Capital	$ 30.08	
SAFE Convertible Securities		
Net cash provided by financing activities	**$ 30.08**	**$ -**
NET CASH INCREASE FOR PERIOD	$ (58,895.18)	$ (55,688.11)

Pilot has prepared the accompanying reports as part of b

If you are seeing unexpected results, please try downloa

70millionjobs

Statement of Cash F

January - December

Prepared by Pilot on 01/24

2018				
March	**April**	**May**	**June**	**July**
$ (61,126.34)	$ (41,215.05)	$ (16,630.90)	$ (25,939.88)	$ (33,118.90)
$ (500.00)	$ (2,450.00)	$ (8,599.00)	$ 6,466.00	$ (4,198.65)
$ 4,928.24	$ 928.24	$ 928.24	$ 799.98	$ (4,664.23)
$ -	$ -	$ -	$ -	$ -
		$ -	$ -	$ -
$ 4,428.24	**$ (1,521.76)**	**$ (7,670.76)**	**$ 7,265.98**	**$ (8,862.88)**
$ (56,698.10)	**$ (42,736.81)**	**$ (24,301.66)**	**$ (18,673.90)**	**$ (41,981.78)**
$ (1,086.00)	$ (649.00)		$ (121.29)	$ (75.00)
				$ 60,000.00
$ (1,086.00)	**$ (649.00)**	**$ -**	**$ (121.29)**	**$ 59,925.00**
$ (57,784.10)	$ (43,385.81)	$ (24,301.66)	$ (18,795.19)	$ 17,943.22

ookkeeping operations. Pilot has not certified, reviewed, or audited any financial statements. For management use only.

ding the report, opening it in Excel, and enabling editing for the formulas to work.

s

Flows

2018

4/2019

August	September	October	November	December
$ (33,688.69)	$ (32,655.81)	$ (34,764.85)	$ (20,669.87)	$ (24,571.07)
$ (774.85)	$ 8,807.20	$ (10,028.80)	$ 11,112.20	$ (55.30)
$ (507.99)	$ 507.99			
$ 1,085.73	$ 5,085.73	$ (4,446.07)	$ (340.03)	$ (6,157.28)
$ 12.95	$ (12.95)			
$ -	$ -	$ (364.66)	$ 364.66	$ (2,025.00)
$ -	$ -	$ -	$ -	$ -
		$ 6,900.00	$ 8,250.00	$ (9,300.00)
$ (184.16)	**$ 14,387.97**	**$ (7,939.53)**	**$ 19,386.83**	**$ (17,537.58)**
$ (33,872.85)	**$ (18,267.84)**	**$ (42,704.38)**	**$ (1,283.04)**	**$ (42,108.65)**
$ (180.00)			$ (5,000.00)	
$ 53,414.70			$ 32,214.50	$ 4,180.00
			$ 100,000.00	$ 110,000.00
$ 53,234.70	**$ -**	**$ -**	**$ 127,214.50**	**$ 114,180.00**
$ 19,361.85	$ (18,267.84)	$ (42,704.38)	$ 125,931.46	$ 72,071.35

Total
$ (426,452.79)
$ -
$ (221.20)
$ -
$ (1,994.93)
$ -
$ (12,398.46)
$ (2,025.00)
$ -
$ 5,850.00
$ **(10,789.59)**
$ **(437,242.38)**
$ (7,111.29)
$ 89,839.28
$ 270,000.00
$ **352,727.99**
$ (84,514.39)